1.1 OPERATING AGREEMENT OF

SCUTI.AI L.L.C.

THIS OPERATING AGREEMENT (the "**Agreement**") is entered into as of the 23rd day of July, 2020, by and among SCUTI.AI L.L.C. (the "**Company**") and those Persons who have executed this Agreement, and whose names and addresses are set forth on **Schedule I** hereto (as it may be amended from time to time in accordance with the terms of this Agreement), as Members or Managers of the Company.

RECITALS

WHEREAS, the Company was formed as a limited liability company under and pursuant to the Florida Revised Limited Liability Company Act, as the same may be amended from time to time (the "**Act**"), by the filing of the Articles of Organization of the Company with the Florida Secretary of State on June 17, 2020, effective as of June 11, 2020;

WHEREAS, **gSTORE LLC**, a Connecticut limited liability company, was merged with and into the Company in accordance with the applicable provisions of Part X of the Connecticut Uniform Limited Liability Company Act and Sections 605.1021 – 605.1026 of the Act in accordance with that certain Plan and Agreement of Merger dated July 23, 2020 and by the filing of Articles of Merger with the Florida Secretary of State on July 23, 2020 and a Certificate of Merger with the Connecticut Secretary of State on July 23, 2020;

WHEREAS, the Members desire to set forth their respective rights and obligations as Members of the Company and to provide for the management of the Company and its affairs and for the conduct of the business of the Company.

NOW, THEREFORE, in consideration of the agreements and obligations set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Members hereby agree as follows:

ARTICLE 2
THE COMPANY

2.1 **Formation.** The Company was formed as a limited liability company pursuant to the Act.

2.2 **Articles of Organization.** Articles of Organization under the Act (the "**Articles**") were filed in the office of the Florida Secretary of State on June 17, 2020, effective as of June 11, 2020. The Company will execute further documents (including amendments to the Articles) and take further action as is appropriate to comply with all requirements of law for the formation and operation of a limited liability company in the State of Florida and all other jurisdictions where the Company may elect to do business.

2.3 **Name.** The name of the Company is **SCUTI.AI L.L.C.**

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2.4 **Purpose and Powers of the Company**.

(a)   The Company is formed for the purpose of, and the nature of the business to be conducted and promoted by the Company is, engaging in any lawful act or activity for which limited liability companies may be formed under the Act (including, without limitation, acquiring, managing and disposing of real and personal property, including works of art) and engaging in any and all activities necessary or incidental to the foregoing.

(b)   The Company shall possess and may exercise (i) all powers and privileges granted by the Act, any other applicable law and this Agreement, and (ii) all powers and privileges incidental to such powers and privileges (including, without limitation, such powers and privileges as are necessary or convenient to the conduct, promotion or attainment of the business, purposes or activities of the Company).

2.5 **Principal Place of Business.** The principal place of business of the Company is 7901 4th Street North, Suite 300, St. Petersburg, Florida 33702, or at another location as may be selected by the Managers.

2.6 **Registered Agent.** The name and address of the registered agent for service of process on the Company in the State of Florida shall be **Bill Havre**, 7901 4th Street North, Suite 300, St. Petersburg, Florida 33702, or any successor as appointed by the Managers in accordance with the Act.

2.7 **Fiscal Year.** The fiscal year of the Company is the calendar year ending December 31.

2.8 **No State Act Partnership.** The Members intend that the Company not be a partnership (including, without limitation, a limited partnership) or joint venture and that no Member be a partner of any other Member, for any purposes other than federal and state tax purposes, and this Agreement may not be construed to suggest otherwise.

2.9 **Units; Voting Rights**.

(a)   The Members' Membership Interest in the Company shall be represented by Units, which may be divided into one or more types, classes or series. Each type, class or series of Units shall have the privileges, preference, duties, liabilities, obligations and rights set forth in this Agreement with respect to such type, class or series. The number of issued and outstanding Units are set forth on **Schedule I** opposite each Member's name. The Board of Managers may, but shall not be required to, issue certificates to the Members representing the Units held by each Member. In the event that the Board of Managers shall issue certificates representing Units, then in addition to any other legend required by applicable law, all certificates representing issued and outstanding Units shall bear a legend substantially in the following form:

> THE UNITS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AN AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THE UNITS

REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH AGREEMENT.

THE UNITS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED EXCEPT (A) PURSUANT TO A REGISTRATION STATEMENT EFFECTIVE UNDER SUCH ACT AND LAWS, OR (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION THEREUNDER.

(b)   Each holder of Units shall be entitled to one (1) vote for each Unit held on any matter for which the approval, consent or vote of the Members is required under this Agreement or applicable law. A Member may vote in person or may authorize another person or persons to vote or act for him or her by written proxy executed by the Member or his or her authorized agent and delivered to any officer of the Company.

2.10   **Incentive Units**.

(a)   Authorization. The Company shall have the power and authority to issue up to such number of Incentive Units as equals the difference between (a) the total number of Units that may be issued pursuant to any equity incentive plan authorized and approved by the Manager and the Members and (b) the actual number of Units subject to issued and outstanding awards thereunder. If no such equity incentive plan has been authorized and approved by the Manager and the Members, then the maximum number of Incentive Units that may be issued shall be equal to fifteen percent (15%) of the number of outstanding Units, determined in accordance with Rule 701 promulgated under the Securities Act of 1933, as amended. The issuance of any Incentive Units shall require the approval of the person or group authorized to administer the equity incentive plan, or the Board of Managers if no such plan has been authorized and approved by the Manager and the Members. Incentive Units issued hereunder shall be subject to the vesting restrictions and forfeiture restrictions determined by the person or group authorized to issue the same. Any Incentive Units that have not vested pursuant to the terms of any award agreement are referred to as "**Restricted Incentive Units**." Each recipient of Incentive Units shall, as a condition of issuance, (a) waive any and all statutory or contractual appraisal and dissenter's rights with respect to such Incentive Units, and (b) agree to be bound by the terms and provisions of this Agreement and execute a counterpart of this Agreement and any other documentation requested by the Manager or the person or group authorized to issue the Incentive Units. So long as the granting of Incentive Units complies with the provisions of this Section 2.9, the person or group authorized to issue the Incentive Units shall have the power and authority to (1) issue and grant Incentive Units, (2) determine the terms and conditions of the grants, (3) enter into award agreements with the recipients of Incentive Units evidencing the grants, and (4) exercise any repurchase rights of the Company with respect to the Incentive Units (provided that any determination of Fair Market Value that either constitutes or impacts the determination of the repurchase price shall be made by the Board of Managers). In the event that the Internal Revenue Service issues any additional guidance concerning the taxation of Units issued to, among others, officers, employees, Managers, consultants and service providers of the Company after the execution of this Agreement, the Board of Managers is hereby authorized to take any action required by such guidance, including the filing

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of tax elections thereunder, the making of forfeiture allocations and the adoption of additional provisions to this Agreement that are binding on the Company under the Act, to achieve the same tax treatment for such Units as is applicable on the date of execution of this Agreement.

(b)   Incentive Liquidation Value. Immediately prior to each issuance of Incentive Units, the Board of Managers shall determine in good faith the Incentive Liquidation Value. In each agreement that the Company enters into for the issuance of new Incentive Units, an appropriate Profits Interest Hurdle shall be included for such Incentive Units on the basis of the Incentive Liquidation Value immediately prior to the issuance of such Incentive Units.

(c)   Treatment as Profits Interest. The Company and each Member hereby acknowledge and agree that, with respect to any Manager, officer, employee, consultant or other service providers of the Company (collectively, "**Service Providers**"), such Service Provider's Incentive Units constitute a "profits interest" in the Company within the meaning of Rev. Proc. 93-27 (a "**Profits Interest**"), and that any and all Incentive Units received by a Service Provider are received in exchange for the provision of services by the Service Provider to or for the benefit of the Company in a Service Provider capacity or in anticipation of becoming a Service Provider. The Company and each Service Provider who receives Incentive Units hereby agree to comply with the provisions of Rev. Proc. 2001-43, and neither the Company nor any Service Provider who receives Incentive Units shall perform any act or take any position inconsistent with the application of Rev. Proc. 2001-43 or any future Internal Revenue Service guidance or other governmental authority that supplements or supersedes the foregoing revenue procedures.

(d)   Tax Treatment. Incentive Units shall receive the following tax treatment:

(i)   the Company and each Service Provider who receives Incentive Units shall treat such Service Provider as the owner of such Incentive Units from the date of their receipt, and the Service Provider receiving such Incentive Units shall take into account his or her distributive share of Profits, Losses, income, gain, loss and deduction associated with the Incentive Units in computing such Service Provider's income tax liability for the entire period during which such Service Provider holds the Incentive Units.

(ii)   each Service Provider that receives Incentive Units shall make a timely and effective election under Code Section 83(b) with respect to such Incentive Units and shall promptly provide a copy to the Company. Except as otherwise determined by the Manager, both the Company and all Members shall (1) treat such Incentive Units as outstanding for tax purposes, (2) treat such Service Provider as a partner for tax purposes with respect to such Incentive Units and (3) file all tax returns and reports consistently with the foregoing. Neither the Company nor any of its Members shall deduct any amount (as wages, compensation or otherwise) with respect to the receipt of such Incentive Units for federal income tax purposes.

(iii)   each Member, by executing this Agreement, authorizes and directs the Company to elect a safe harbor under which the Fair Market Value of any Incentive Units will be treated as equal to the liquidation value of the Incentive Units as of the date of issuance of such Incentive Units. In the event that the Company makes a safe harbor election as described in the preceding sentence, each Member hereby agrees to comply with all safe harbor requirements with respect to Transfers of Units while the safe harbor election remains effective.

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(e)   Rights and Restrictions. For the avoidance of doubt:

(i)   no Incentive Units shall have any rights of first refusal pursuant to Section 9.2;

(ii)   all Incentive Units shall be subject to the purchase rights pursuant to Section 9.2;

(iii)   the Incentive Units shall not entitle the holders thereof to vote on any matters required or permitted to be voted on by the Members.

ARTICLE 3
DEFINITIONS

The following defined terms used in this Agreement have the respective meanings specified below.

3.1   Act. "Act" shall have the meaning given to such term in the foregoing Recitals.

3.2   Adjusted Book Value. "Adjusted Book Value" means with respect to any Company property, the adjusted basis of such property for federal income tax purposes unless such property has been contributed to the Company or revalued as referenced in Section 5. l(b)(i) in which event it shall mean the fair market value of such property at the date of contribution or revaluation minus all Depreciation taken with respect to such property.

3.3   Agreement. "Agreement" means this Operating Agreement of the Company as originally adopted and as amended from time to time in accordance with its terms.

3.4   Articles. "Articles" means the Articles of Organization of the Company as originally filed with the Florida Secretary of State on June 17, 2020, effective as of June 11, 2020, as amended from time to time.

3.5   Board of Managers. "Board of Managers" means the Company's Managers named and selected in accordance with Section 6.2 to manage the affairs of the Company.

3.6   Capital Account. "Capital Account" means the account to be maintained by the Company for each Economic Interest Holder in accordance with the following provisions:

(a)   an Economic Interest Holder's Capital Account will be increased by the Economic Interest Holder's Capital Contributions, the amount of any Company liabilities assumed by the Economic Interest Holder (or that are secured by Company property distributed to the Economic Interest Holder), the Economic Interest Holder's share of Profit and any item in the nature of income or gain specially allocated to the Economic Interest Holder pursuant to the provisions of Article 5; and

(b)   an Economic Interest Holder's Capital Account will be decreased by the amount of money and the fair market value of any Company property distributed to the Economic Interest Holder, the amount of any liabilities of the Economic Interest Holder assumed by the

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Company (or that are secured by property contributed by the Economic Interest Holder to the Company), the Economic Interest Holder's share of Loss and any item in the nature of expenses or losses specially allocated to the Economic Interest Holder pursuant to the provisions of Article 5.

If the book value of Company property is adjusted pursuant to Section 5.1(b)(i), the Capital Account of each Economic Interest Holder will be adjusted to reflect the aggregate adjustment in the same manner as if the Company had recognized gain or loss equal to the amount of that aggregate adjustment as of the date of such revaluation.

3.7 **Capital Contribution.** "Capital Contribution" means the fair market value of any contribution by a Member to the capital of the Company in cash or property. This property does not include the value of any promissory note for which the contributing Member also is the maker. If that promissory note is contributed, such Member's capital account will be increased in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(d)(2) instead of the fair market value of the promissory note.

3.8 **Code**. "Code" means the Internal Revenue Code of 1986, as amended, or the corresponding provisions of any successor statute.

3.9 **Company.** "Company" means **SCUTI.AI L.L.C.**, a Florida limited liability company.

3.10 **Depreciation.** "Depreciation" means, for each Fiscal Year or other period, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable with respect to an asset for such year or other period, except that if the fair market value of property contributed to the Company differs from its adjusted basis for federal income tax purposes at the date of contribution or as a result of revaluation pursuant to Section 5.1(b)(i), Depreciation shall be an amount which bears the same ratio to such beginning fair market value as the federal income tax depreciation, amortization, or other cost recovery deduction for such year or other periods bears to such beginning adjusted tax basis, provided, however that if the adjusted basis for federal income tax purposes of an asset at the beginning of such Fiscal Year is zero, Depreciation shall be determined with reference to such beginning fair market value using any reasonable method selected by the Managers.

3.11 **Economic Interest.** "Economic Interest" means a Person's right to share in the Profits and Losses of, and the right to receive distributions and allocations from, the Company.

3.12 **Economic Interest Holder**. "Economic Interest Holder" means any Person who holds an Economic Interest, whether as a Member or an assignee who is not a Member.

3.13 **Economic Interest Percentage.** "Economic Interest Percentage" means, as to a Member, the percentage interest in residual profits and losses set forth after the Member's name on **Schedule I**, as amended from time to time (including, without limitation, to reflect changes in Economic Interest Percentage upon additional Capital Contributions and as to an Economic Interest Holder who is not a Member, the Economic Interest Percentage of the Member whose Economic Interest has been acquired by that Economic Interest Holder, to the extent the Economic Interest Holder has succeeded to such Member's Economic Interest).

3.14 **Fair Market Value**. "Fair Market Value" of any asset as of any date means the purchase price that a willing buyer having all relevant knowledge would pay a willing seller for such asset in an arm's length transaction, as determined in good faith by the Board of Managers based on such factors as the Board of Managers, in the exercise of its reasonable business judgment, considers relevant.

3.15 **Family Member**. "Family Member" means a spouse, child (natural or adopted) or grandchild of a Member or a trust or other entity for the benefit of only such Member or such spouse, child or grandchild or any combination of the foregoing.

3.16 **Fiscal Year**. "Fiscal Year" means the calendar year ending on December 31.

3.17 **Incentive Liquidation Value**. "Incentive Liquidation Value" means, as of the date of determination and with respect to the relevant new Incentive Units to be issued, the aggregate amount that would be distributed to the Members pursuant to Section 1.10, if, immediately prior to the issuance of the relevant new Incentive Units, the Company sold all of its assets for Fair Market Value and immediately liquidated, the Company's debts and liabilities were satisfied and the proceeds of the liquidation were distributed pursuant to Section 1.10.

3.18 **Incentive Units**. "Incentive Units" means the Units having the privileges, preference, duties, liabilities, obligations and rights specified with respect to "Incentive Units" in this Agreement and includes Restricted Incentive Units.

3.19 **Managers**. "Managers" means the Persons executing this Agreement as of the date of this Agreement as a manager of the Company or any Person hereafter selected to serve on the Board of Managers in accordance with Section 6.2.

3.20 **Member**. "Member" means each Person who or which executes this Agreement as a member and each Person who or which becomes a member of the Company as provided herein, but does not include any Person who has ceased to be a member in the Company.

3.21 **Membership Interest**. "Membership Interest" means all or any portion of a Member's aggregate rights in the Company at a particular time (including, without limitation, the Member's (i) Economic Interest and (ii) Voting Interest, together with the obligation of such Member to comply with, and be subject to, all of the terms and provisions of this Agreement and the Act, as the context may require).

3.22 **Person**. "Person" means any individual, corporation, governmental authority, limited liability company, partnership, trust, unincorporated association or other entity.

3.23 **Profits and Losses**. "Profits" and "Losses" means, for any Fiscal Year or other period, an amount equal to the Company's taxable income or loss for such Fiscal Year or other period, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(l) shall be included in taxable income or loss), with the following adjustments:

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(a)　　Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits and Losses will be added to taxable income or loss;

(b)　　Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Treasury Regulation Section 1.704-l(b)(2)(iv)(i), and not otherwise taken into account in computing Profits and Losses, will be subtracted from taxable income or loss;

(c)　　Gain or loss resulting from any taxable disposition of Company property shall be computed by reference to the Adjusted Book Value of the property disposed of, notwithstanding the fact that the Adjusted Book Value differs from the adjusted basis of the property for federal income tax purposes; and

(d)　　In lieu of the depreciation, amortization, or cost recovery deductions allowable in computing taxable income or loss, there shall be taken into account the Depreciation for such Fiscal Year or other period.

3.24　　**Profits Interest Hurdle**. "Profits Interest Hurdle" means an amount set forth in each award agreement reflecting the Incentive Liquidation Value of the relevant Incentive Units at the time the units are issued.

3.25　　**Transfer.** "Transfer" means, when used as a noun, any gift, sale, hypothecation, pledge, assignment, attachment, or other transfer, and, when used as a verb, give, sell, hypothecate, pledge, assign, or otherwise transfer.

3.26　　**Treasury Regulations.** "Treasury Regulations" means all proposed, temporary and final Treasury Regulations promulgated under the Code as in effect from time to time.

3.27　　**Unit**. "Unit" means a unit of Membership Interest of a Member in the Company.

3.28　　**Voting Interest**. "Voting Interest" means a Member's right to vote in matters coming before the Members and to participate in the management of the Company.

3.29　　**Voting Interest Percentage.** "Voting Interest Percentage" means, with respect to a particular Member, the Voting Interest represented by the number of Units held by such Member divided by of the total aggregate issued and outstanding Units, expressed as a percentage, as set forth after the Member's name on **Schedule I**, as amended from time to time.

ARTICLE 4
CAPITAL CONTRIBUTIONS

4.1　　**Capital Contributions.** Each Member will make an initial Capital Contribution to the Company in an amount set forth on **Schedule I**.

4.2　　**Additional Contributions.** Except as set forth in Section 3.1, no Member will be required to make any Capital Contributions. The Members may make additional Capital Contributions only with the written consent of the Managers and of all Members, in which case

Schedule I shall be amended in order to reflect any changes in the Economic Interest Percentage and Voting Interest Percentage.

4.3 **Capital Account**. A capital account as defined in Article 2 shall be established and maintained for each Member.

4.4 **Negative Capital Accounts.** A Member with a negative balance in such Member's Capital Account at no time during the term of the Company or upon dissolution and liquidation of the Company, has any obligation to the Company or the other Members to restore that negative balance to zero or a positive balance, except (i) as may be required by law, or (ii) in respect of any negative balance resulting from a withdrawal of capital and obligations or dissolution m contravention of this Agreement or any distribution in violation of this Agreement.

4.5 **Withdrawal or Reduction of Capital Contributions.** A Member may not receive from the Company any portion of a Capital Contribution until all indebtedness, liabilities of the Company, except any indebtedness, liabilities and obligations to Members on account of their Capital Contributions, has been paid or there remains property of the Company sufficient to pay them, as determined by the Managers.

4.6 **Modifications.** The manner in which Capital Accounts are to be maintained pursuant to this Agreement is intended to comply with the requirements of Section 704(b) of the Code and Treasury Regulation Section 1.704-1(b), and must be in a manner consistent with such provisions. If the Company determines that the manner in which Capital Accounts are to be maintained pursuant to this Agreement should be modified to comply with such provisions, then the method in which Capital Accounts are maintained shall be so modified; provided, however, that any change in the manner of maintaining Capital Accounts shall not materially alter the economic agreement between or among the Members. The Company may also make any adjustments that are necessary or appropriate to maintain the requisite balance between Capital Accounts of the Members and the amount of capital reflected on the Company's balance sheet, as computed for book purposes, in accordance with Treasury Regulations Section 1-704-1(b)(2)(iv)(q).


ARTICLE 5
COSTS AND EXPENSES


5.1 **Operational Costs.** The Company will pay or cause to be paid all costs and expenses of the Company incurred by the Company in pursuing and conducting, or otherwise related to, the business of the Company.

5.2 **Reimbursement of Members.** The Company will reimburse the Members and the Managers for any out-of-pocket costs and expenses incurred by them in pursuing and conducting, or otherwise related to, the business of the Company.


ARTICLE 6
ALLOCATIONS AND DISTRIBUTIONS


6.1 **Allocations**.

(a) <u>Allocation of Profits and Losses</u>. Except as provided in subparagraphs (b) and (c) of this Section, all Profits and Losses for each Fiscal Year will be allocated to Economic Interest Holders in accordance with their respective Economic Interest Percentages.

(b) <u>Special Allocations</u>. All capitalized terms used in this Section not otherwise defined in this Agreement have the meaning set forth in the Treasury Regulations promulgated pursuant to Code Section 704. The following special allocations will be made in the following order:

(i) <u>Property Contributions or Revaluations</u>. In accordance with Code Section 704(c) and the Treasury Regulations thereunder, income, gain, loss and deduction with respect to any property contributed to the capital of the Company or revalued in accordance with Treasury Regulation 1.704-l(b)(2)(iv)(f) or (B) in connection with a non-liquidating distribution in accordance with Treasury Regulation 1.704-l(b)(2)(iv)(m) (but only to the extent not otherwise revalued under Treasury Regulation 1.704- l(b)(2)(iv)(f)), solely for tax purposes, will be allocated among the Economic Interest Holders so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Adjusted Book Value using the traditional method as described in the Treasury Regulations under Code Section 704(c) unless an alternative method permitted by such Treasury Regulations is selected by the Company. Any elections or decisions relating to these allocations will be made by the Managers in any manner that reasonably reflects the purpose and intention of this Agreement.

(ii) <u>Minimum Gain Chargeback</u>. Except as otherwise provided in Treasury Regulation Section 1.704-2(f), notwithstanding any other provision of this Section 5.1, if there is a net decrease in Partnership Minimum Gain during any Adjustment Period, each Economic Interest Holder will be specially allocated items of Company income and gain for the period (and, if necessary, subsequent periods) in an amount equal to that Economic Interest Holder's share of the net decrease in Partnership Minimum Gain, determined in accordance with Treasury Regulation Section 1.704-2(g). Allocations pursuant to the previous sentence will be made in proportion to the respective amounts required to be allocated to each Economic Interest Holder. The items to be so allocated will be determined in accordance with Treasury Regulation Section 1.704-2(:f)(6) and 1.704-2(i)(2). This subsection is intended to comply with the minimum gain chargeback requirement in Treasury Regulation Section 1.704-2(:f) and shall be interpreted consistently with it.

(iii) <u>Member Minimum Gain Chargeback</u>. Except as otherwise provided in Treasury Regulation Section 1.704-2(i)(4), notwithstanding any other provision of this Section, if there is a net decrease in Partner Nonrecourse Debt Minimum Gain attributable to a Partner Nonrecourse Debt during any period, each Economic Interest Holder who has a share of the Partner Nonrecourse Debt Minimum Gain attributable to the Partner Nonrecourse Debt, determined in accordance with Treasury Regulation Section 1.704-2(i)(5), will be specially allocated items of Company income and gain for the Adjustment Period (and, if necessary, subsequent Adjustment Periods) in an amount equal to that Economic Interest Holder's share of the net decrease in Partner Nonrecourse Debt Minimum Gain attributable to the Partner Nonrecourse Debt, determined in accordance with Treasury Regulation Section 1.704-2(i)(4). Allocations pursuant to the previous sentence will be made in proportion to the respective amounts required to be allocated to each Economic Interest Holder pursuant thereto. The items to be so allocated will be determined in accordance with Treasury Regulation Sections 1.704-2(i)(4) and 1.704-2(i)(2). This subsection is intended to comply with the minimum gain chargeback requirement in Treasury Regulation Section 1.704-2(i)(4) and shall be interpreted consistently with it.

(iv)   Qualified Income Offset. If any Economic Interest Holder unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulation Section 1.704-l(b)(2)(ii)(d)(4), (5) or (6), items of Company income and gain will be specially allocated to each such economic Interest Holder in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, the Capital Account deficit of that Economic Interest Holder as quickly as possible, provided that an allocation pursuant to this Section 5.1(b)(iv) will be made only if and to the extent that that Economic Interest Holder would have a Capital Account deficit requiring elimination pursuant to the Treasury Regulations after all other allocations provided for in this Section 5.1 have been tentatively made as if this Section 5.1(b)(iv) were not in the Agreement. This subsection is intended to comply with the qualified income offset provisions of Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistent therewith.

(v)   Nonrecourse Deductions. Nonrecourse Deductions for any period will be specially allocated among the Economic Interest Holders in proportion to their Economic Interest Percentages.

(vi)   Partner Nonrecourse Deductions. Any Partner Nonrecourse Deductions for any period will be specially allocated to the Economic Interest Holder who bears the economic risk of loss with respect to the Partner Nonrecourse Debt to which the Partner Nonrecourse Deductions are attributable in accordance with Treasury Regulation Section 1.704-2(i)(l).

(vii)   Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m)(2) or Treasury Regulation Section 1.704-l(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as the result of a distribution to an Economic Interest Holder in complete liquidation of its Interest in the Company, the amount of the adjustment to Capital Accounts will be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases that basis) and that gain or loss will be specially allocated to the Economic Interest Holders in accordance with their Economic Interest Percentages in the event that Treasury Regulation Section 1.704-l(b)(2)(iv)(m)(2) applies, or to the Economic Interest Holder to whom the distribution was made if Treasury Regulation Section 1.704-l(b)(2)(iv)(m)(4) applies.

(viii)   Compensation Income. If any Economic Interest Holder is determined to recognize compensation income upon its receipt of an Economic Interest, that Economic Interest Holder will be allocated all corresponding items of Company deduction.

(c)   Loss Limitation. Losses allocated pursuant to Section 5.1(b) shall not exceed the maximum amount of losses that can be allocated without causing any Member to have a negative Modified Capital Account Balance at the end of any Fiscal Year. In the event some but not all of the Members would have a negative Modified Capital Account Balance as a consequence of an allocation of Losses pursuant to subsection (b) hereof, the limitation set forth in this subsection (c) shall be applied on a Member by Member basis and Losses not allocable to any Member as a result of such limitation shall be allocated to the other Members in proportion to the positive Modified Capital Account Balances of such other Member's Capital Accounts so as to allocate the maximum permissible Losses to the Members under Treasury Regulation Section 1.704-1(b)(2)(ii)(d).

(d)   Compliance with Treasury Regulations. The provisions of this Agreement, as amended, relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulation Section 1.704-1(b), and must be interpreted and applied in a manner consistent with those Treasury Regulations. If the Managers determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto, are computed to comply with those Treasury Regulations, the Managers may make such modification, if it is not likely to have a material effect on the amounts distributable to any Economic Interest Holder upon the dissolution of the Company.

(e)   Allocation to Transferred Interests. Profits, gains, losses, deductions and credits allocated to an Economic Interest assigned or reissued during a Fiscal Year of the Company will be allocated to the Person who was the holder of such Economic Interest during the Fiscal Year, in proportion to the number of days that each holder was recognized as the owner of the Economic Interest during such Fiscal Year or in any other proportion permitted by the Code and selected by the Managers, without regard to results of Company operations during the period in which each holder was recognized as the owner of the Economic Interest during the Fiscal Year, and without regard to the date, amount or recipient of any distributions which may have been made with respect to that Economic Interest.

6.2   Distributions.

(a)   Cash Distributions. From time to time the Managers will determine in their reasonable judgment to what extent (if any) the Company's cash on hand exceeds its current and anticipated needs (including, without limitation, for operating expenses, debt service, and a reasonable contingency reserve). If any such excess exists, the Managers will cause the Company to distribute to the Economic Interest Holders, in accordance with their Economic Interest Percentages, an amount in cash equal to such excess.

(b)   Allocation of Distributions. Distributions to Economic Interest Holders will be allocated among such Economic Interest Holders in accordance with their respective Economic Interest Percentages as of the date of the distribution, without regard to the length of time the Economic Interest Holder has held the Economic Interest.

(c)   Distribution Upon Liquidation. All distributions by the Company upon its final liquidation and dissolution will be made to the Economic Interest Holders, pro rata in accordance with the positive balance in the Economic Interest Holders' Capital Accounts, after adjustment to reflect all Profits and Losses (including unrealized appreciation and depreciation allocable in accordance with Section 5.3) for the Fiscal Year in which the liquidation occurs.

(d)   Limitations on Distributions to Incentive Units.

(i)   No distribution (other than distributions pursuant to Section 5.6) shall be made to a Member on account of its Restricted Incentive Units. Any amount that would otherwise be distributed to such a Member but for the application of the preceding sentence shall instead be retained in a segregated Company account to be distributed in accordance with this Section 5.2(d) by the Company and paid to such Member if, as and when the Restricted Incentive Unit to which such retained amount relates vests.

(ii)   It is the intention of the parties to this Agreement that distributions to any Service Provider with respect to his or her Incentive Units be limited to the extent necessary so that the related Unit constitutes a Profits Interest. In furtherance of the foregoing, and notwithstanding anything to the contrary in this Agreement, the Board of Managers shall, if necessary, limit any distributions to any Service Provider with respect to his or her Incentive Units so that such distributions do not exceed the available profits in respect of such Service Provider's related Profits Interest. Available profits shall include the aggregate amount of profit and unrealized appreciation in all of the Property between the date of issuance of such Incentive Units and the date of such distribution, it being understood that such unrealized appreciation shall be determined on the basis of the Profits Interest Hurdle applicable to such Incentive Units. In the event that a Service Provider's distributions and allocations with respect to his or her Incentive Units are reduced pursuant to the preceding sentence, an amount equal to such excess distributions shall be treated as instead apportioned to the holders of Units, including Incentive Units, that have met their Profits Interest Hurdle (such Incentive Units, "**Qualifying Incentive Units**"), pro rata in proportion to their aggregate holdings of Units, including Qualifying Incentive Units, treated as one class of Units.

(e)   <u>Limitation</u>. Notwithstanding anything to the contrary in this Section 5.2, no distribution will be declared and paid unless, after the distribution is made, the assets of the Company are in excess of all liabilities of the Company.

6.3   Distributions in Kind. If the Managers determine that a portion of the Company's assets should be distributed in kind to the Economic Interest Holders, the Managers must obtain an independent appraisal of the fair market value of each of those assets as of a date reasonably close to the date of the distribution. Any unrealized appreciation or depreciation with respect to such assets, will be allocated among the Economic Interest Holders in proportion with the Economic Interest Percentages (assuming that the property is sold for the appraised value) and distribution of any of such assets in kind to an Economic Interest Holder will be considered a distribution of an amount equal to the assets' appraised fair market value for purposes of adjusting the Capital Accounts of the Members receiving such assets.

6.4   Credit. For all income tax purposes, credits of the Company claimed for a Fiscal Year will be allocated among the Economic Interest Holders in the same manner as Losses are allocated among the Economic Interest Holders pursuant to Section 5.1(a), unless otherwise required by the Code or the Treasury Regulations.

6.5   Offset. The Company may offset all amounts owing to the Company by an Economic Interest Holder against any distribution to be made to the Economic Interest Holder.

6.6 **Tax Withholding.** The Company shall be authorized to pay, on behalf of any Member, any amounts to any federal, state or local taxing authority, as may be necessary for the Company to comply with tax withholding provisions of the Code or any other applicable law. To the extent the Company pays any such amounts that it may be required to pay on behalf of a Member, such amounts shall be treated as a distribution to such Member and shall reduce the amount otherwise distributable to such Member.

ARTICLE 7
MANAGEMENT

7.1 **Authority of Members.** Except as otherwise provided in this Agreement or in the Certificate, the management of the Company is vested exclusively in the Managers. No Member, acting solely in the capacity of a Member, is an agent of the Company nor can any Member in such capacity take any action on behalf or in the name of the Company, or enter into any commitment or obligation binding upon the Company, except for any actions that have been expressly authorized hereunder (or that are within the scope of such Member's authority granted hereunder).

7.2 **Board of Managers.** Subject to such matters that are expressly reserved hereunder to the Members for decision, including, without limitation, Section 6.4, the business and affairs of the Company shall be managed by a Board of Managers (the "**Board**"), which shall be responsible for policy setting and approval of the overall direction of the Company. The Board shall consist of five (5) individuals (each a "**Manager**" and collectively the "**Managers**"), with two (2) Managers being Nicholas Longano and Andrew Steinberg, and with the remaining three (3) Managers to be selected by Messrs. Longano and Steinberg within one hundred and eighty (180) days following the date of this Agreement. By executing this Agreement, Messrs. Longano and Steinberg hereby accept their appointment as Managers and agree to abide by the terms and provisions of this Agreement applicable to the Managers. No individual shall serve on the Board if such individual is an officer or representative of, or affiliated with, a Member (or an affiliate thereof) that already has appointed a representative to serve on the Board. At each annual meeting of the Members, successors to the class of Managers whose term expires at that annual meeting shall be elected by a Majority of Members for a three-year term. Each Manager shall hold office for a three (3) year term beginning on the date on which such Manager is appointed to serve as a Manager, which term shall expire at the next annual meeting (or written consent in lieu thereof) occurring following the end of their term, unless such term expires earlier as a result of such Manager's death, disability, resignation or removal. Except as set forth in the immediately following sentence, any Manager may be removed by the Members whose Voting Interest Percentages aggregate more than 50%. Nicholas Longano shall serve as a Manager and as the Chairman of the Board until his resignation, and Andrew Steinberg shall serve as a Manager until his resignation. Each Manager shall perform his or her managerial duties in good faith, with the care an ordinarily prudent person in like position would exercise under similar circumstances, and in a manner he or she believes to be in, or not opposed to, the best interests of the Company. In performing his or her duties, each Manager shall be entitled to rely on information, opinions, reports or statements, including financial statements and other financial data, of any attorney, independent accountant or other person as to matters which such Manager believes to be within such person's professional or expert competence unless such Manager has actual knowledge concerning the matter in question that would cause such reliance to be unwarranted. Any Person dealing with the Company may rely on the authority of a Manager in taking any action in the name of the Company without inquiry into the provisions of or compliance with, this Agreement, regardless of whether that action is actually taken in accordance with the provisions of this Agreement.

7.3 **Meetings of the Board**. The Board shall meet at such times as may be necessary for the Company's business on at least five (5) days' prior written notice of the time and place of such meeting given by any Manager. A majority of the Managers shall constitute a quorum for the transaction of business by the Board. Notice of any Board meeting may be waived by any Manager before or after such meeting. The affirmative vote of a majority of the Managers then serving on the Board shall be required to approve any action at any duly constituted meeting.

7.4 **Restrictions**. Without limiting the authority of the Managers to manage the Company as set forth elsewhere in this Agreement, the approval or written consent of the Board and of Members whose Voting Interest Percentages aggregate more than 75% is required prior to any action by the Company, the Board or any Member with respect to the following matters:

(a)   any act in contravention of this Agreement or the Certificate;

(b)   any act that would materially impair the ability of the Company to carry on the ordinary business of the Company, except as otherwise provided in this Agreement;

(c)   the merger with or into any other company, corporation or other entity regardless of whether the Company is a surviving entity of such merger;

(d)   sell, lease, exchange or refinance all or substantially all of the assets of the Company;

(e)   any transaction with a Member or a Manager, any Person affiliated with a Member or a Manager, or a Family Member of a Member or a Manager, unless that transaction is on terms and conditions no less favorable to the Company than those available from unrelated individuals and such Member or Manager notifies all of the Members in writing of the transaction;

(f)   the incurrence of any long-term indebtedness for borrowed money;

(g)   admit new Members to the Company except as expressly permitted in Article 9 hereof or upon the issuance of Incentive Units;

(h)   enter into agreements or contracts with any Person with an annual value in excess of $10,000; or

(i)   the institution of bankruptcy or insolvency proceedings against the Company, or the filing of a insolvency petition seeking or consenting to reorganization or relief of the Company as debtor under any applicable federal or state law relating to bankruptcy, insolvency, or other relief for debtors with respect to the Company, or the seeking or consenting to the appointment of any trustee, receiver, conservator, assignee, sequestrator, custodian, liquidator (or other similar official) of the Company or of all or any substantial part of the properties and assets of the of the Company, or the admitting in writing the inability of the Company to pay its debts generally as they become due or declare or effect a moratorium on payment of the Company debt or the taking of any action in furtherance of any such action.

7.5   **Officers.** The Company may designate one or more individuals as officers of the Company, who shall have such titles and exercise and perform such powers and duties as shall be assigned to them from time to time by the Managers. Officers need not be Members, nor residents of the State of Florida. Any officer may be removed by the Managers at any time, with or without cause. Each officer shall hold office until such officer's successor shall be duly designated or until the earlier of the officer's death, resignation or removal. Any number of offices may be held by the same Person. The salaries or other compensation, if any, of the officers of the Company shall be fixed by the Managers. The delegation of duties and powers to an officer shall not alter or limit the power and authority of the Managers or the Members to manage the Company as set forth in this Agreement, unless specifically set forth by the Managers.

7.6   **Binding Authority.** Unless authorized to do so by this Agreement, the Managers or, to the extent applicable, the Members, no Person has any power or authority to bind the Company.

7.7   **Liability for Certain Acts.** Neither any officer nor agent of the Company (including a person having more than one capacity) is liable for any debts, obligations or liabilities of the Company or each other, whether arising in tort, contract or otherwise, solely by reason of being an officer or agent or acting (or omitting to act) in those capacities or participating (as an employee, consultant, contractor or otherwise) in the conduct of the business of the Company. The Members shall not have any liability for the obligations or liabilities of the Company except to the extent provided in the Act.

7.8   **Indemnification.** Neither the Managers nor the officers of the Company shall be liable, responsible or accountable in damages or otherwise to the Company or any of the Members or other Managers or officers (or the predecessors in interest thereof) for any act or omission performed or omitted in good faith on behalf of the Company and in a manner reasonably believed by him or her to be within the scope of the authority granted to him by this Agreement and in the best interest of the Company, except for actual fraud, gross negligence or willful misconduct with respect to such acts or omissions as determined by a court of competent jurisdiction. Any loss or damage incurred by the Managers and/or officers by reason of any act or omission performed or omitted in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority granted by this Agreement and in the best interest of the Company (but not, in any event, any loss or damage incurred by any Manager or officer by reason of actual fraud, gross negligence or willful misconduct with respect to such act or omission as determined by a court of competent jurisdiction) will be paid from Company assets to the extent available.

7.9   **Other Activities.** Any Member or Manager of the Company, or any of the affiliates thereof, may engage in or possess an interest in other business ventures of any nature or description for their own account, independently or with others, whether presently existing or hereafter created and whether or not competitive with the business of the Company, and neither the Company nor any other Member or Manager, or the affiliates of any such person, shall have any rights in or to such independent ventures or the income or profits derived therefrom.

ARTICLE 8
TAXES

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8.1 **Tax Returns.** The Company will cause to be prepared and filed all necessary federal, state, and other income tax returns for the Company.

8.2 **Tax Elections.** The Company will make the following elections on the appropriate tax returns:

(a) To adopt the calendar year as the Fiscal Year;

(b) To adopt the accrual method of accounting and keep the Company's books and records on the income tax method;

(c) If a distribution as described in Code Section 734 occurs or if a transfer of Units described in Code Section 743 occurs, upon the written request of any Member, to elect to adjust the basis of the property of the Company pursuant to Code Section 754;

(d) Any other election that the Managers may deem appropriate and in the best interests of the Members.

Neither the Company nor any Member may make an election for the Company to be excluded from the application of Subchapter K of Chapter 1 of Subtitle A of the Code or any similar provisions of applicable state law, and no provisions of this Agreement will be interpreted to authorize any such election.

ARTICLE 9
ACCOUNTS

9.1 **Books.** The Company will maintain complete and accurate books of account of the Company's affairs at the Company's principal offices (including a list of the names and addresses of all Members and Economic Interest Holders and the Economic Interest Percentage and Voting Interest Percentage held by each Member or Economic Interest Holder). Each Member and its accountants, lawyers and agents has the right to inspect the Company's books and records (including the list of the names and addresses of Members and Economic Interest Holders and the Economic Interest Percentage and Voting Interest Percentage) at the offices of the Company.

9.2 **Reports, Returns and Audits.** The books of account will be kept on the accrual basis of accounting. The Members and the Managers reserve the right, however, to change the accounting methods of the Company. The books of the Company will be closed promptly after the end of each Fiscal Year. Within 75 days after the end of each Fiscal Year, each Economic Interest Holder will be provided with a Form K-1 plus all other information concerning the Company necessary for the preparation of the Economic Interest Holder's income tax return(s).

ARTICLE 10
TRANSFERS

10.1 **Transfer of a Member's Interest; Permitted Transfers**.

(a) No Transfer of any Units may be effected except as permitted in this Article 9 and then only if (i) a counterpart of the instrument of Transfer, executed and acknowledged by the parties thereto, is delivered to the Company and (ii) the transferee in the instrument of Transfer agrees in writing to be bound by the terms of this Agreement.

(b)   A Transfer (including by means of a gift) of Units by a Member to such Member's Family Member (a "**Permitted Transfer**"), will be deemed to be in compliance with, and will be permitted under, this Agreement, and such Permitted Transfer will not require the prior written consent of the Managers pursuant to Section 9.2(a), provided that such Transfer complies with the provisions of Section 9.1(a).

10.2   Transfers by Members.

(a)   Transfers Generally. No Member may Transfer all or any part of such Member's Units in the Company without the prior written consent of the Managers (other than any Manager that is affiliated with the Member that is seeking permission for such Transfer), except in the case of a Permitted Transfer or as provided in this Section 9.2. Any purported Transfer by a Member of all or part of its Units in violation of this Section 9.2 shall be null and void and of no further force or effect.

(b)   Right of First Refusal.

(i)   If a Member receives a bona fide offer to purchase such Member's Units, or portion thereof, from any Person other than a Member and desires to sell such Units or portion thereof to such Person, such Member will first offer in writing to sell such Member's Units or portion thereof to the Company and the remaining Members at a purchase price equal to the purchase price contained in the bona fide offer. A copy of the bona fide offer must accompany such offer. Such offer will continue in effect during the Option Period (as defined in Section 9.2(g), below) during which time such Member's Units may not be Transferred to anyone except the Company or the remaining Members pursuant to this Agreement.

(ii)   During the Option Period, the Company, or any remaining Members, may elect to purchase all, but not less than all, of the Units offered for sale. The Company will have the first right of refusal to purchase such Units. If the Company has not elected to purchase such Units within 30 days from the date the offer is made, then any remaining Member may purchase such Units by delivery of notice to the offering Member prior to the expiration of the Option Period. If more than one remaining Member wishes to purchase such Units, then such Units will be purchased pro rata by each of the electing Members in proportion to their Economic Interests. The purchase price will be equal to and paid in accordance with the terms of the bona fide offer. If all of the Units offered for sale are not accepted for purchase by the Company, or by the remaining Members, then all of such Units may be Transferred to the bona fide offeror pursuant to the terms of the bona fide offer within 60 days after the expiration of the Option Period. If such Units are not sold to the bona fide offeror within such 60-day period, the right to sell such Units to the bona fide offeror lapses and the provisions of this Agreement will remain fully effective with respect to such Units.

(c)   Divorce. If a final order of a court in a divorce proceeding, not subject to appeal (an "**Order**"), is entered against an individual Member directing the Transfer of all or part of the divorced Member's Units to such divorced Member's spouse, the divorced Member will,

18

within 30 days after the entry of the Order, offer in writing such divorced Member's Units, or the portion thereof which is subject to the Order, to the Company and the remaining Members for the Purchase Price (as defined in Section 9.2(f)(i), below). Such offer will continue in effect during the Option Period, during which time such Member's Units may not be Transferred to anyone except the Company or the remaining Members pursuant to this Agreement. During the Option Period, the Company or any remaining Members may elect to purchase all, but not less than all, of the Units offered for sale. The Company will have the first right of refusal to purchase such Units. If the Company has not elected to purchase such Units within 30 days from the date such offer is made, then any remaining Member may purchase such Units by delivery of notice to the offering Member prior to the expiration of the Option Period. If more than one remaining Member wishes to purchase such Units, then such Units will be purchased pro rata by each of the electing Members in proportion to their Economic Interests. If all the Units offered for sale is not purchased by the Company or the remaining Members, then the Units not purchased may be Transferred at any time by the divorced Member pursuant to the Order. Any Units Transferred to a Member's spouse pursuant to an Order (unless such spouse is already a Member) will automatically, upon such Transfer, be converted to an Economic Interest only and such Transferred Units will have no right to vote in matters coming before the Company or Members.

(d) <u>Insolvency</u>. If any Member becomes "**insolvent**" (the "**Insolvent Member**"), the Insolvent Member (or the Insolvent Member's successor or assignee) will, within 30 days after the Member becomes insolvent, offer in writing to sell all, but not less than all, of the Insolvent Member's Units to the Company and the remaining Members for the Purchase Price. Such offer will continue in effect during the Option Period during which time the Insolvent Member's Units may not be Transferred to anyone except the Company or the remaining Members pursuant to this Agreement. During the Option Period, the Company or any remaining Members may elect to purchase all, but not less than all, of the Units offered for sale. The Company will have the first right of refusal to purchase such Units. In the event that the Company has not elected to purchase such Units within 30 days from the date the offer is made, then any remaining Member may purchase such Units by delivery of notice to the offering Member prior to the expiration of the Option Period. If more than one remaining Member wishes to purchase such Units, then such Units will be purchased pro rata by each of the electing Members in proportion to their Economic Interests. If all the Units offered for sale are not purchased by the Company or the remaining Members, then the Units not purchased may be Transferred at any time by the Insolvent Member. For purposes of this Section, a Member will be deemed "insolvent" upon the occurrence of any of the following events: (i) the filing by or against a Member of a petition for arrangement or any other type of insolvency proceeding under the United States Bankruptcy Code or otherwise, (ii) the making by a Member of a general assignment for the benefit of creditors, (iii) the appointment of a receiver or trustee in bankruptcy of a Member for any of such Member's assets or(iv) the taking, making or institution of any like or similar act or proceeding involving a Member; provided, however, that a Member will not be deemed insolvent by reason of the occurrence of any of the foregoing events in the event such filing, making, appointment or similar act or proceeding is cured or rescinded within 30 days. Any Units Transferred by an Insolvent Member to a party other than the Company or another Member will automatically, upon such Transfer, be converted to an Economic Interest only and such Transferred Units will have no right to vote in matters corning before the Company or Members.

DM3\6971958.2

(e)   Death or Incompetency. If an individual Member dies or is adjudicated incompetent, the personal representative of such Member will, within 30 days of such Member's death or adjudication as incompetent, offer in writing to sell such Member's Units to the Company and the remaining Members for the Purchase Price. Such offer will continue in effect during the Option Period during which time such Member's Units may not be Transferred to anyone except the Company or the remaining Members pursuant to this Agreement. During the Option Period, the Company or any remaining Members may elect to purchase all, but not less than all, of the Units offered for sale. The Company will have the first right of refusal to purchase such Units. If the Company has not elected to purchase such Units within 30 days from the date such offer is made, then any remaining Member may purchase such Units by delivery of notice to the offering Member's personal representative prior to the expiration of the Option Period. If more than one remaining Member wishes to purchase such Units, then such Units will be purchased pro rata by each of the electing Members in proportion to their Economic Interests. If all the Units offered for sale are not purchased by the Company or the remaining Members, then such Units may be Transferred by the personal representative of the deceased or incompetent Member. Any Units Transferred to a party other than the Company or another Member pursuant to this Section by the personal representative of the deceased or incompetent Member will automatically, upon such Transfer, be converted to an Economic Interest only and such Transferred Units will have no right to vote in matters corning before the Company or the Members.

(f)   Purchase Price.

(i)   For purposes of this Agreement, the Purchase Price for Units will be equal to the fair market value of the Units as of the "date of the event giving rise to a sale" (as defined in Section 9.2(f)(ii), below). The determination of fair market value shall be made in accordance with generally accepted accounting principles, consistently applied, but only to the extent such principles are applicable to a computation based on fair market value of all assets of the Company, by an independent certified public accountant selected by the Managers (other than any Manager that is affiliated with the Members(s) whose Units are the subject of the valuation). Such accountant will have complete discretion and authority to employ appraisers or other professionals that such accountant deems necessary to assist such accountant in making the determination of fair market value. The fees of such accountant and any other persons employed by such accountant for this purpose will be paid by the Company. The determination of such accountant will be conclusive and final.

(ii)   For purposes of this Agreement, the "**date of the event giving rise to a sale**" means the last day of the month in which the following occurs, as applicable: (i) the date the Order is entered against a Member pursuant to Section 9.2(c); (ii) the date of the occurrence of an event of insolvency pursuant to Section 9.2(d); or (iii) the date of the selling Member's death or adjudication as incompetent pursuant to Section 9.2(e).

(g)   Option Period. From the date of their receipt of a written offer to purchase Units, or portion thereof, pursuant to this Article 9, the Company and the remaining Members will have sixty (60) days (the "**Option Period**") to elect to purchase all, but not less than all, of such Units in accordance with the terms of this Article 9.

(h)   Closing Period. If the Company or any Member elects to purchase Units pursuant to this Section 9.2, such purchase must be consummated within sixty (60) days of the Company or purchasing Member's election to purchase the Units. If such a sale is not consummated within such time period, or if the terms of the offer are changed in any material respect (other than to state a higher price or shorter payment terms) then the Units which were to be purchased shall again become subject to all of the restrictions and provisions of this Agreement; provided that the Company, or any Members, who had elected to purchase such Units and who failed to consummate such transaction shall no longer have the right of first refusal provided for in this Section 9.2.

10.3   Assignee's Rights. A permitted assignee of any Economic Interest in the Company is entitled to receive distributions of cash or other property from the Company and to receive allocations of the income, gains, credits, deductions, Profits and Losses of the Company attributable to the Economic Interest after the effective date of the assignment. The "effective date" of an assignment of Units or an Economic Interest in the Company under the provisions of this Article, except as otherwise consented to by the Managers and the permitted assignee, is the day next following receipt by the Company of written notice of assignment and fulfillment of all conditions precedent to the assignment provided for in this Agreement.

10.4   Satisfactory Written Assignment Required. Anything herein to the contrary notwithstanding, the Company will be entitled to treat the assignor of Units or an Economic Interest in the Company as the absolute owner thereof in all respects, and will incur no liability for distributions made in good faith to such assignor, until a written assignment that conforms to the requirements of this Agreement has been received by, accepted and recorded on the books of the Company.

10.5   Substituted Member. In addition to the requirements of Section 9.1(a), the assignee of any Units in the Company may become a substituted Member in place of the assignor only upon the express written consent of the Managers, which consent may be withheld in the sole and absolute discretion of any such Manager. If the written consent of the Managers is received by the assignee, the assignee then will acquire the entire Membership Interest assigned (including, without limitation, the voting rights held by the assignor Member). If the written consent is not received from the remaining Members, the purported assignee of Units remains an unadmitted assignee and receives only the assignor's Economic Interest therein.

10.6   Substitution Required for Vote. Until an assignee of an Economic Interest Holder becomes a Member pursuant to Section 9.5, (a) such Economic Interest Holder will have no right to vote with respect to the Units acquired by such Economic Interest Holder in matters coming before the Company or the Members and (b) the voting rights associated with the Units acquired by such Economic Interest Holder will not be voted in any matters coming before the Company or the Members and will not be included in the calculation of total aggregate Units when determining a Member's Voting Interest Percentage or determining a quorum or minimum percentage vote.

**ARTICLE 11
DISSOLUTION**

11.1   Events of Dissolution. The Company will dissolve and its affairs will be wound up upon the first to occur of the following:

(a)   the approval or written consent of the Managers and Members whose Voting Interest Percentages aggregate more than 75%; or

(b)   the entry of a decree of judicial dissolution of the Company pursuant to Section 18-802 of the Act.

11.2   Final Accounting. Upon the dissolution of the Company a proper accounting will be made from the date of the last previous accounting to the date of dissolution.

11.3   Liquidation. Upon the dissolution of the Company, the Person appointed by the Managers will act as liquidator to wind up the affairs of the Company. The liquidator will have full power and authority to sell, assign and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner. All proceeds from liquidation will be distributed in the following order of priority:

(a)   to creditors, including any Member who is a creditor, to the extent permitted by law, in satisfaction of liabilities of the Company, whether by payment or by establishment of adequate reserve;

(b)   to establishing such reserves as the liquidator may reasonably deem necessary for any contingent liability of the Company; and

(c)   the balance to the Economic Interest Holders in accordance with Section 5.2(c) of this Agreement.

11.4   Distribution in Kind. If the liquidator determines that a portion of the Company's assets should be distributed in kind to the Economic Interest Holders, the distribution will be made pursuant to Section 5.3.

11.5   Articles of Dissolution. Within ninety days following the dissolution and the commencement of winding up of the Company, or at any other time there are no Members, a Articles of Dissolution shall be filed with the Florida Secretary of State pursuant to the Act.


ARTICLE 12
AMENDMENTS TO AGREEMENTS


Amendments to this Agreement, other than amendments to Schedule I to reflect Transfers of Units or the admission of new Members made in accordance with the provisions of this Agreement or amendments which are contemplated by this Agreement (which amendments may be made by the Company), may be made only upon the approval or written consent of Members whose Voting Interest Percentages aggregate more than 50%; provided, that any amendment to Section 6.2 (or to the portion of this Article 11 that addresses amendments to Section 6.2) shall require the approval of Andrew Steinberg (or any successor thereto). Notwithstanding the preceding sentence, without the approval or written consent of each of the Members, no amendment will cause the Company to become a general partnership, alter the liability of any

DM3\6971958.2

Member, change the Fiscal Year of the Company, or alter any Economic Interest Holder's Economic Interest in Profits and Losses or distributions or alter the provisions of this Article. The Company will give written notice, in accordance with Section 13.1, to all Members promptly after any amendment has become effective, other than amendments to Schedule I reflecting Transfers of Units or the admission of new Members made in accordance with the provisions of this Agreement.

ARTICLE 13
MEETINGS OF THE MEMBERS

13.1 **Meetings.** Meetings of Members, for any purpose, may be called by the Managers or by Members holding in the aggregate 50% or more of the Voting Interest Percentages. The request shall state the purpose or purposes of the proposed meeting and the business to be transacted. The meetings will be held at the principal office of the Company, or at another place as may be designated in the notice of such meetings. Notice of any meeting will be delivered to all Members in the manner prescribed in Article 13 within 10 days after receipt of the request and not fewer than 15 days, nor more than 60 days, before the date of the meeting. The notice will state the place, date, hour and purpose or purposes of the meeting. At each meeting of the Members, the Members present or represented by proxy will adopt such rules for the conduct of such meeting as they deem appropriate. The expenses of any meeting, including the cost of providing notice thereof, will be borne by the Company.

13.2 **Proxy.** Each Member may authorize any Person to act for such Member by proxy in all matters in which a Member is entitled to participate. Every proxy must be signed by the Member or such Member's attorney in fact. No proxy will be valid after the expiration of six (6) months from its date. Every proxy will be revocable at any time by the Member executing it.

13.3 **Written Consents.** Whenever Members are required or permitted to take any action by vote or at a meeting, that action may be taken without a meeting, without prior notice and without a vote, if a written consent setting forth the action so taken is signed by the Members whose Voting Interest Percentages aggregate at least the minimum level that would be necessary to authorize or take the action by vote or at a meeting. Notice of any action so taken by written consent will be given by the Company to all Members who have not so consented, in the manner prescribed in Article 13, promptly after the taking of the action.

13.4 **Manner of Acting.** The vote or written consent of Members whose Voting Interest Percentages aggregate more than 50% will be the act of the Members, unless the vote of a greater or lesser proportion or number is otherwise required by the Act, the Certificate or this Agreement.

ARTICLE 14
NOTICES

14.1 **Method for Notices.** Unless otherwise provided in this Agreement, any notice to be given hereunder shall be in writing and (a) delivered personally (to be effective when so delivered), (b) mailed by registered or certified mail, return receipt requested (to be effective when received by the addressee), (c) sent by Federal Express or other overnight courier service (to be effective when received by the addressee) or (d) sent by electronic transmission (to be effective upon receipt by the sender of electronic confirmation of the delivery of the electronic transmission provided that a copy of such notice is mailed by way of one of the above methods), to the following addresses (or to such other addresses which any party shall designate in writing to the other parties):

If to the Company: SCUTI.AI L.L.C.
7901 4th Street North
Suite 300
St. Petersburg, Florida 33702

If to the Members:

To the address set forth for each of them on **Schedule I**.

14.2   Routine Communications. Notwithstanding the provisions of Section 13.1, routine communications, such as any distribution of checks or financial statements of the Company, may be sent by first-class mail, postage prepaid.

14.3   Computation of Time. In computing any period under this Agreement, the day of the act, event or default from which the designated period begins to run is not included. The last day of the period so computed is included, unless it is a Saturday, Sunday or legal holiday, in which event the period runs until the end of the next day that is not a Saturday, Sunday or legal holiday.

ARTICLE 15
GENERAL PROVISIONS

15.1   Entire Agreement. This Agreement constitutes the entire agreement among the parties with respect to the subject matter of this Agreement, and supersedes any prior agreement or understanding among the parties with respect to such subject matter.

15.2   Waiver. Except as provided otherwise in this Agreement, no rights of any Member hereunder may be waived except by an instrument in writing signed by the party sought to be charged with such waiver.

15.3   Governing Law. This Agreement must be interpreted and construed in accordance with, and governed by, the laws of the State of Florida, without giving effect to the provisions, policies or principles of those laws relating to choice or conflict of laws.

15.4   Binding Effect. Except as provided otherwise in this Agreement, this Agreement is binding upon and inures to the benefit of the parties to it and of their respective legal representatives, heirs, successors and assigns.

15.5   Counterparts. This Agreement may be executed by any party hereto either directly or by an attorney-in-fact, and in any number of counterparts of the signature pages, each of which will be considered an original and all of which will be one and the same instrument.

15.6 **Separability.** Any provision that is prohibited or unenforceable in any jurisdiction, as to such jurisdiction, will be ineffective to the extent of the prohibition or unenforceability, without invalidating the remaining portions or affecting the validity or enforceability of the provision in any other jurisdiction.

15.7 **Headings.** The section and other headings in this Agreement are for reference purposes only and do not affect the meaning or interpretation.

15.8 **Waiver of Partition.** Each Member irrevocably waives, during the term of the Company, any right that such Member may have to maintain any action for partition with respect to any Company property.

15.9 **Confidentiality.** Each Member acknowledges that, from time to time, he, she or it has received and may in the future receive information from or regarding the Company in the nature of trade secrets or that is otherwise confidential, the release of which may be damaging to the Company or to persons with which it does business. Each Member shall hold in strict confidence and not use, directly or indirectly (except for matters involving the Company), any confidential information such Member receives regarding the Company and may not disclose it to any person other than another Member, except for disclosures: (i) compelled or required by law or by listing agreement (but the Member must notify the Company promptly of any request for that information, before disclosing it to the extent practicable); (ii) to advisors or representatives of the Member or persons to which the Units of that Member may be disposed as permitted by this Agreement, but only if the recipients have agreed to be bound by the provisions of this Section 14.9; (iii) to directors, managers, employees or advisors and other representatives of such Member whose duties require them to know such information (such persons shall be required by the Member with whom they are associated to uphold the confidentiality of the information made available to them); (iv) of information in the event that such information is known to the party receiving the same prior to the disclosure thereof by the disclosing party or becomes known to the party receiving such information from a third party not involving any breach of this Agreement; (v) in the event that such information is generally known by the public or has been publicly disclosed; or (vi) in the event that the Manager and such Member agree in writing that it be disclosed to specified persons, upon such terms and conditions as the Managers and such Member may agree and specify. The Members acknowledge that breach of the provisions of this Section 14.9 may cause irreparable injury to the Company for which monetary damages are inadequate, difficult to compute or both. Accordingly, the Members agree that the provisions of this Section 14.9 may also be enforced by specific performance or other equitable relief.

SIGNATURE PAGE FOLLOWS

SIGNATURE PAGE OF SCUTI.AI LLC OPERATING AGREEMENT

      IN WITNESS WHEREOF the parties have executed this Agreement, to be effective as of the day and year first above written.

COMPANY:

SCUTI.AI L.L.C.

By: *Nicholas Longano*
Name: Nicholas Longano
Title: Chairman of the Board of Managers

MEMBERS:

Nicholas Longano
NICHOLAS LONGANO

KISEON JEFFREY PARTNERS LLC

By:
Name: Jeffrey Steinberg
Its: Member

JEFFREY M. STEINBERG FAMILY PARTNERS, LP

By:
Name: Jeffrey Steinberg
Its: Member

MADISON BELL LLC

By:
Name: David Loglisci
Its: Member

d-iii, LLC

By:
Name: Abbey Doneger
Its: Member

26

HWE25 LLC

By: _____
Name: Adam Doneger _____
Its: Member _____

_____
KYM NELSON

_____
JIM VEEVAERT

_____
JAMY NIGRI

MIND TRUST

By: _____
Name: _____
Its: _____

_____
MONIQUE SOARES KRAFT

_____
MITCH DAVIS

_____
MICHAEL YUSKO

_____
PATRICK DOLAN

BOARD OF MANAGERS:

Nicholas Longano
_____
NICHOLAS LONGANO

Andrew Steinberg
_____
ANDREW STEINBERG

27

SCHEDULE I

As of July 23, 2020

NAME AND ADDRESS	CAPITAL CONTRIBUTION	CLASS, SERIES OR TYPE OF UNIT	NUMBER OF UNITS	ECONOMIC INTEREST PERCENTAGE	VOTING INTEREST PERCENTAGE
Nicholas Longano 7901 4th Street North Suite 300 St. Petersburg, Florida 33702	$169.00	Capital Units	341,360	85.34%	90.00%
Kiseon Jeffrey Partners LLC 1430 Broadway, Ste. SUB3 New York, NY 10018	$20,000	Capital Units	8,000	2.00%	2.00%
Jeffrey M. Steinberg Family Partners, LP 1430 Broadway, Ste. SUB3 New York, NY 10018	$30,000	Capital Units	12,000	3.00%	3.00%
Madison Bell LLC 11 Westmere Avenue Norwalk, CT 06853	$10,000	Capital Units	4,000	1.00%	1.00%
d-iii, LLC 17 Payne Circle Hewlett, NY 11557	$20,000	Capital Units	8,000	2.00%	2.00%

HWE25 LLC 17 Payne Circle Hewlett, NY 11557	$20,000	Capital Units	8,000	2.00%	2.00%
Kym Nelson [ADD ADDRESS]	--	Incentive Units	2,000	0.50%	--
Jim Veevaert [ADD ADDRESS]	--	Incentive Units	4,000	1.00%	--
Jamy Nigri [ADD ADDRESS]	--	Incentive Units	4,000	1.00%	--
Mind Trust [ADD ADDRESS]	--	Incentive Units	2,000	0.50%	--
Monique Soares Kraft [ADD ADDRESS]	--	Incentive Units	2,000	0.50%	--
Mitch Davis [ADD ADDRESS]	--	Incentive Units	1,320	0.33%	--
Michael Yusko [ADD ADDRESS]	--	Incentive Units	2,000	0.50%	--
Patrick Dolan [ADD ADDRESS]	--	Incentive Units	1,320	0.33%	--
TOTAL			**400,000.00**	**100%**	**100%**